

April 18, 2011

Via Facsimile
Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, Nevada 89703

     Re: Patents Professional, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed March 22, 2011
              File No. 333-160031

Dear Mr. Yomoguita:

We have reviewed the above-referenced filing and the related response letter dated March 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 5, 2010.

General

1.   We note your response to prior comment. Please provide us with a legal analysis of whether "an equity stake or royalty in the sale or sales of the product or idea" constitutes a security for purposes of section 3(a)(1) of the Investment Company Act of 1940. This legal analysis should include detail on what it actually means to take an equity stake in a product or idea.

Summary Information about Patents Professional, Inc., page 6

2.   Please explain further your reference to subscription receivables in your discussion of outstanding liabilities at December 31, 2010 or revise your disclosures accordingly.

Financial Statements for the Years Ended December 31, 2010 and 2009

Statements of Cash Flows, page 35

3.   Revise to reclassify the $6,751 of "expenses paid by related party" included under operating activities for fiscal 2010 to "loan from related party" within financing activities. In this regard, we note from your disclosure on page 38 that this amount represents a demand note payable.

Note 7. Subsequent Events, page 38

4.   We note the revised disclosures in Note 7, which you made in response to prior comment 8, clarifies that subsequent events have been evaluated through the date the financial statements were available to be issued, however, you still failed to specify the date through which subsequent events have been evaluated. As previously requested, revise to disclose the actual date through which subsequent events have been evaluated pursuant to ASC 855-10-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 50

5.   We note your response to prior comment 9 but are reissuing the comment in part. We note your disclosure regarding your dependence on hiring third parties to perform essential services. Please provide additional detailed disclosure regarding how you will recruit third parties to work for you.

Exhibits and Financial Statement Schedules, page 59

6.   As previously requested in prior comment 12, revise your description of Exhibit 23 on page 60 to correct the reference to the date of the financial statements for which the consent was issued. In this regard, your disclosures indicate that you have included the consent of Seale and Beers, CPA dated March 18, 2011, for the use of their report on the financial statements as of December 31, 2010; however the actual consent relates to the use of their reports on the financial statements as of December 31, 2010 and 2009. Alternatively, revise to refer only to the consent of Seale & Beers without referring to their address, consent date or the date of the financial statements.

Financial Statements for the Years Ended December 31, 2009 and 2008, page 40

7.   We note that you have separately included the audited financial statements and related footnotes for the years ended December 31, 2009 and 2008 and for the period from inception on December 17, 2008 through December 31, 2009, along with the report of the independent registered public accounting firm dated June 25, 2010. Please explain why you have included this information or revise to remove.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Thomas E. Puzzo, Esq. (Via Facsimile)